Filed Pursuant To Rule 433

Registration No. 333-139016

May 7, 2007

EXCERPT FROM Wachovia Securities, LLC’s

EXCHANGE TRADED FUNDS

Be “As Good As Gold”

Preserve your clients’ wealth by diversifying with GLD

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streetTRACKS Gold Shares (ticker: GLD) offer investors a new, innovative and cost-efficient way to access the gold market.  A potential safe haven from the uncertainty of economic events, political unrest and high inflation, gold offers investors an attractive opportunity to diversify their portfolios—potentially reducing overall portfolio risk and ultimately preserving portfolio wealth.

Characteristics of GLD include:

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First commodity-based exchange-traded security listed in the US

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Enables individual investors to hold an interest in a pool of gold bullion through investment in a listed equity security as opposed to taking delivery of physical gold bars

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Offers flexibility and liquidity, trading an average of 500,000 shares daily

GLD is included in the Wachovia Compass ETF Advantage Models.  GLD is also available on the PIM, Asset Advisor, and Pilot Plus platforms.

Exchange Traded Funds are sold by prospectus. Please consider the investment objective, risk, charges and expenses carefully before investing. The prospectus, which contains this and other information, can be obtained by calling your Financial Advisor. Read it carefully before you invest.

State Street is not employed by or affiliated with Wachovia Securities. The views expressed on the State Street website are State Street’s own and do not necessarily reflect the opinion of Wachovia Securities or its affiliates.

Investments in commodities, options on them, and commodity-linked notes are not suitable for all persons or entities and the risk of loss may be substantial. Therefore, in the absence of principal protection, only risk or hedge capital should be invested in them. Any principal protection guarantees are based solely on the creditworthiness of the issuer and so are subject to default risk which could still result in the investor losing his or her entire investment.

Please see the applicable Prospectus or Offering Circular for a detailed description of a particular offering, including a discussion of the risks associated with investing in the security as well as charges, expenses, financial suitability requirements, and other factors that you should consider prior to investing. The prospectus or offering circular, which contains this and other information, can be obtained from your financial  advisor. Read it carefully before you invest.

Internal Use Only

Wachovia Securities, LLC, Member NYSE/SIPC

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streetTRACKS® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: streetTRACKS(R), 30th Floor, Boston, MA 02111.